UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2014

TIM HORTONS INC.

(Exact name of registrant as specified in its charter)

Canada	001-32843	98-0641955
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

874 Sinclair Road, Oakville ON, Canada	L6K 2Y1
(Address of principal executive offices)	(Zip Code)

(905) 845-6511

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders.

On December 9, 2014, Tim Hortons Inc. (“Tim Hortons” or the “Company”) held a special meeting of shareholders (the “Special Meeting”) to vote on the special resolution to approve the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporation Act pursuant to the Arrangement Agreement and Plan of Merger (the “Arrangement Agreement”), dated August 26, 2014, by and among the Company, Burger King Worldwide, Inc. (“Burger King Worldwide”), Restaurant Brands International Inc., a corporation continued under the laws of Canada (f/k/a 9060669 Canada Inc. and 1011773 B.C. Unlimited Liability Company) (“Restaurant Brands International”), Restaurant Brands International Limited Partnership, a limited partnership organized under the laws of Ontario and wholly owned subsidiary of Restaurant Brands International (f/k/a New Red Canada Limited Partnership and New Red Canada Partnership) (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Partnership, and 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly owned subsidiary of Partnership.

As of November 3, 2014, the record date for the Special Meeting, there were 132,260,239 shares of Company common stock outstanding and entitled to one vote at the Special Meeting. At the Special Meeting, a total of 84,575,509 shares of Company common stock, representing approximately 63.95% of outstanding shares entitled to vote, were present in person or by proxy, constituting a quorum to conduct business.

The Arrangement was approved by the requisite vote of the Company’s shareholders. The final voting result is described below. For more information regarding the Arrangement, see the joint information statement/circular of Burger King Worldwide and Tim Hortons filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulators on November 5, 2014.

Shares were voted as follows:

For:	%	Against:	%
83,885,239	99.18	689,942	0.82

On December 9, 2014, Tim Hortons and Burger King Worldwide issued a press release announcing the preliminary result of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 8.01	Other Events.

On December 9, 2014, Tim Hortons and Burger King Worldwide issued a joint press release announcing, among other things, the approval of the Arrangement by the Company’s shareholders, which is attached as Exhibit 99.1 hereto, and is incorporated into this report by reference. And on December 10, 2014, Tim Hortons, Burger King Worldwide and Restaurant Brands International issued a joint press release announcing, among other things, the expiration of the election deadline under the Arrangement Agreement and the preliminary results of the elections made by Tim Hortons shareholders and Burger King Worldwide stockholders. This press release is attached as Exhibit 99.2 hereto, and is incorporated into this report by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Joint press release issued by the Company and Burger King Worldwide on December 9, 2014.

99.2	Joint press release issued by the Company, Burger King Worldwide and Restaurant Brands International on December 10, 2014.

Forward-Looking Statements

This report includes forward-looking statements, which constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transactions, (2) expectations for the effects of the transactions or the ability of the new company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, and (3) expectations for other economic, business, and/or competitive factors.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the new company. These forward-looking statements may be affected by risks and uncertainties in the business of Burger King Worldwide and Tim Hortons and market conditions and are based on numerous assumptions which may prove incorrect and which could cause actual results or events to differ materially from the forward-looking statements. Such assumptions include, but are not limited to, the assumptions set forth in this report, as well as (a) that the transactions will be completed in accordance with the terms and conditions of the arrangement agreement and plan of merger and on the timelines contemplated by the parties thereto, (b) that court, shareholder and stock exchange approvals will be obtained on the basis and timelines anticipated by the parties, (c) that the securities of Restaurant Brands International and Partnership will be approved for listing on the New York Stock Exchange and/or the Toronto Stock Exchange, as applicable, and (d) that the other conditions to the closing of the transactions will be satisfied.

These forward-looking statements may be affected by risks and uncertainties in the business of Burger King Worldwide and Tim Hortons and market conditions, including that the assumptions upon which the forward-looking statements in this report are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in filings made by Burger King Worldwide and Tim Hortons with the SEC, including Burger King Worldwide’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013 as well as the registration statement on Form S-4 filed with the SEC by Restaurant Brands International and Partnership on September 16, 2014 and declared effective on November 5, 2014, as amended (the “Registration Statement”). Both Burger King Worldwide and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of Burger King Worldwide or Tim Hortons, including that transactions may not be consummated on the timelines anticipated by Burger King Worldwide and Tim Hortons or at all. Except as required by law, neither Burger King Worldwide nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information and Where to Find It

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, Restaurant Brands International and Partnership filed with the SEC a Registration Statement on Form S-4, which includes a joint information statement/circular of Burger King Worldwide and Tim Hortons and that also constitutes a prospectus of Restaurant Brands International and Partnership in connection with the proposed transactions. The Registration Statement was declared effective by the SEC on November 5, 2014. The joint information statement/circular has also been filed with the Canadian securities regulators and was mailed to holders of Tim Hortons common shares on or about November 6, 2014. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS , BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BURGER KING WORLDWIDE, RESTAURANT BRANDS INTERNATIONAL, PARTNERSHIP AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain these materials and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In addition, a copy of the joint information statement/circular may be obtained free of charge from Tim Hortons’ internet website for investors www.timhortons-invest.com, or from Burger King Worldwide’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King Worldwide, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIM HORTONS INC.

Date: December 10, 2014	By:	/s/ Jill E. Sutton
Jill E. Sutton Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

99.1	Joint press release issued by the Company and Burger King Worldwide on December 9, 2014.

99.2	Joint press release issued by the Company, Burger King Worldwide and Restaurant Brands International on December 10, 2014.